UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       Partner Communications Company Ltd.
                       -----------------------------------
                                (Name of Issuer)

                 Ordinary A Shares, NIS 0.01 Par Value per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    70211M109
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A
CUSIP No. 70211M109

  1. Names of Reporting Persons: Eurocom Communications Ltd. I.R.S. Identification Nos. of above persons (entities only): N/A

  2.  Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [ ]

          (b) [X]

  3.  SEC Use Only

  4.  Citizenship or Place of Organization:    Israel

Number of         5.  Sole Voting Power:           11,626,615
Shares
Beneficially      6.  Shared Voting Power:         1
Owned by
Each              7.  Sole Dispositive Power:      11,626,615
Reporting
Person With       8.  Shared Dispositive Power:    1

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 11,626,616

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 6.4%

12. Type of Reporting Person (See Instructions): CO

  1. Names of Reporting Persons: Tapuz Cellular Systems Ltd. I.R.S. Identification Nos. of above persons (entities only): N/A

  2.  Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [ ]

          (b) [X]

  3.  SEC Use Only


  4.  Citizenship or Place of Organization:    Israel

Number of          5.  Sole Voting Power:             0
Shares
Beneficially       6.  Shared Voting Power:           1
Owned by
Each               7.  Sole Dispositive Power:        0
Reporting
Person With        8.  Shared Dispositive Power:      1

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 0

12. Type of Reporting Person (See Instructions): CO

Item 1 (a)  Name of Issuer:

         Partner Communications Company Ltd. (the "Issuer" or the "Company").

Item 1 (b)  Address of Issuer's Principal Executive Offices:

         8 Amal Street,    Afek Industrial Park, Rosh Ha'ayin 48103, Israel

Item 2 (a). Name of Person Filing:

     This Schedule is filed by Eurocom Communications Ltd., an Israeli company ("Eurocom") and Tapuz Cellular Systems Ltd. ("Tapuz"). A copy of the joint filing agreement was filed as Exhibit A to Amendment No.1 to our Schedule 13 G that was filed with the SEC in February 2002.

     Eurocom is owned by Eurocom Holdings (1979) Ltd., an Israeli company ("Eurocom Holdings") (50.3%) and Arison Investments Ltd. an Israeli company (49.0%) (an additional 0.7% interest is owned by Shaul Elovitch). Eurocom Holdings is 100% owned by Messrs. Shaul Elovitch, and his brother, Yossef Elovitch. Tapuz is a wholly-owned subsidiary of Eurocom. Eurocom Holdings and Arison Investments Ltd., Shaul Elovitch, Yossef Elovitch each disclaim beneficial ownership of the Ordinary Shares referred to in this filing.

Item 2 (b). Address of Principal Business Office, or if None, Residence:

         The principal business addresses of the entities referred to in this filing are as follows:

         Eurocom -  2 Friedman Road, Ramat Gan, 52141 Israel.

         Tapuz -  2 Friedman Road, Ramat Gan, 52141 Israel.

Item 2 (c). Place of Organization:

         Eurocom  - Israel

         Tapuz -  Israel


Item 2 (d). Title of Class of Securities:

         Ordinary Shares par value NIS 0.01 per share (the "Ordinary Shares").

Item 2 (e). CUSIP Number:

         70211M109 (for American Depositary Shares Only)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         N/A

Item 4. Ownership:

          (a)  Amount beneficially owned:

               As of December 31, 2003 Eurocom beneficially owned 11,626,616 Ordinary Shares including 1 Ordinary Share owned by Tapuz.

               As of December 31, 2003 Tapuz beneficially owned 1 Ordinary Shares including

          (b)  Percent of class:

               Eurocom - 6.4%

               Tapuz - 0

          (c) Pursuant to a Relationship Agreement dated October 10, 1999, between the direct and indirect shareholders of Partner Communications Company Ltd., Eurocom has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares identified herein.

Item 5. Ownership of Five Percent or Less of a Class

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8. Identification and Classification of Members of the Group

         N/A

Item 9. Notice of Dissolution of Group

         N/A

Item 10. Certification

         N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 2004
-----------------
Date


                                             EUROCOM COMMUNICATIONS LTD.


                                             By: /s/ Amikam Shorer
                                                 -----------------
                                                 Name: Amikam Shorer
                                                 Title:  V.P Business Affairs
                                                         and General Counsel



                                            TAPUZ CELLULAR SYSTEMS

                                            By: /s/ Amikam Shorer
                                                -----------------
                                                Name: Amikam Shorer
                                                Title: